March 10, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:



                                MITY-LITE, INC.

We have read Item 4 of Mity-Lite, Inc.'s Form 8-K dated March 4, 1997 and are in agreement with the statements contained in the first two paragraphs of Item 4 and the first sentence of the last paragraph of Item 4 therein.

Yours very truly,



/s/Price Waterhouse LLP